PLAN AND AGREEMENT OF MERGER AND REORGANIZATION

This Plan and Agreement of Merger and Reorganization (this "Agreement"), dated as of December 8, 2005 is entered into by and among **COIL TUBING TECHNOLOGIES, INC.**, a Nevada Corporation ("CTT") with an office at 19511 Weid Road, Suite E, Spring, Texas 77388 and **IPMC HOLDINGS, CORP.**, a Florida corporation ("IPMC"), with an office at 11800 28th Street N., St. Petersburg, Florida 33716.

RECITALS:

WHEREAS, the Board of Directors of each of CTT and IPMC have determined that it is in the best interests of CTT and IPMC and their shareholders to effect a business combination pursuant to which IPMC will reincorporate as a Nevada corporation by merging with and into CTT on the terms and subject to the conditions set forth herein (the "Merger");

WHEREAS, the Board of Directors of each of CTT and IPMC and the shareholders of IPMC have approved this Agreement and the Merger pursuant to the terms and conditions herein set forth as of the date hereof;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify to the extent possible as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

NOW, THEREFORE, in consideration of the above premises and the mutual promises set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

THE MERGER

Section 1. The Merger. At the Effective Time (as hereinafter defined) and upon the terms and subject to Section 607.1107 of the conditions of this Agreement and in accordance with Section 92A.200 of the Nevada Revised Statutes ("NRS") and the Florida Business Corporation Act ("FBCA") IPMC shall be merged with and into CTT. Following the Merger, CTT shall continue as the surviving corporation (the "Surviving Entity") and shall file a Certificate of Amendment to its Articles of Incorporation (in the form attached hereto as Exhibit "1"), and the separate corporate existence of IPMC shall cease.

Section 2. Effective Time. The parties hereto will file with the Secretary of State of the State of Nevada and the Secretary of State of the State of Florida or other governmental agencies as required under applicable law certificates of merger in such form as required by, and executed in accordance with, the relevant provisions of the law of each such state. The later of (i) the effective time of the filing of the certificate of merger with the Secretary of State of the State of Florida or (ii) the effective time of the filing of the certificate of merger with the Secretary of State of the State of Nevada is the "Effective Time."

Section 3. Effects of the Merger. The Merger shall have the effects set forth in the NRS and the FBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time,

all the properties, rights, privileges, powers and franchises of IPMC shall vest in the Surviving Entity, and all debts, liabilities and duties of IPMC shall become the debts, liabilities and duties of the Surviving Entity.

Section 4. Certificate of Incorporation. The Certificate of CTT, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Entity until amended in accordance with applicable law.

Section 5. Directors and Officers. As of the Effective Time, the directors and officers of the Surviving Entity shall be comprised of the individuals listed in Exhibit B hereto who shall hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Entity until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 6. Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code. Each party hereto shall use its commercially reasonable efforts to cause the Merger to be so qualified, shall report the transactions contemplated by this Agreement in a manner consistent with such reorganization treatment and will not take any position inconsistent therewith in any tax return, refund claim, litigation or otherwise unless required to do so by law. The Merger shall be treated as a purchase for accounting purposes.

Section 7. No Further Ownership Rights in IPMC Common Stock. At the Effective Time each share of IPMC Common Stock owned prior to the Effective Time shall be canceled and extinguished and shall be exchanged for an equal number of shares of the surviving entity.

Section 8. Stock Certificates. At or after the Effective Time, certificates representing IPMC Common Stock presented to the Surviving Entity shall be exchanged for certificates representing CTT Common Stock.

Section 9. Shareholders' Approval. This Agreement and the Merger provided for herein have been submitted for approval to, and approved by, the shareholders of IPMC in the manner prescribed by the provisions of the FBCA.

Section 10. Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by this Agreement. Neither IPMC nor CTT will take, agree to take or knowingly permit to be taken any action or do or knowingly permit to be done anything in the conduct of the business of the companies, or otherwise, which would be contrary to or in breach of any of the terms or provisions of this Agreement.

Section 11. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated herein may be abandoned at any time prior to the Effective Time by mutual written consent of IPMC and CTT.

Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

Section 13. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, both the parties hereto caused this Agreement to be executed on their behalf by their respective officers thereunto duly authorized all as of the date first above written.

IPMC HOLDINGS CORP.

By: ______________________
Name: James Dial
Title: President

COIL TUBING TECHNOLOGIES, INC.

By: ______________________
Name: James Dial
Title: President